Exhibit 99.1

 Q3 2024 Update  November 12th, 2024

 Table of Contents  Key Highlights  Financial Summary  MAUs & Subscribers  Product & Platform  Outlook  Financial Statements  Executive Summary  p.03  p.04  p.06  p.13  p.16  p.19  p.22

Executive Summary

The business delivered strong Q3 results, as all of our KPIs met or exceeded guidance and profitability reached record levels. MAU net additions ticked up to 14 million, surpassing guidance by 1 million. Subscriber net additions of 6 million were also ahead by 1 million. Despite greater than anticipated headwinds from unfavorable currency movements, Revenue was in-line and grew 21% Y/Y on a constant currency* basis. Gross Margin of 31.1% was ahead of guidance and up 473 bps Y/Y, while Operating Income of €454 million was better due to Gross Margin strength and lower personnel related and marketing costs. Operating Income was affected by €54 million in Social Charges, which were €39 million above forecast due to share price appreciation during the quarter. Q3 Free Cash Flow* reached €711 million, bringing year-to-date Free Cash Flow generation to €1.4 billion.

Overall, we are very pleased with our performance heading into year-end and view the business as well positioned to sustainably grow towards the long-term goals outlined at our 2022 Investor Day.

USER & FINANCIAL SUMMARY	Q3 2023	Q2 2024	Q3 2024	Y/Y	Q/Q
USERS (M)					
Total Monthly Active Users ("MAUs")	574	626	640	11%	2%
Premium Subscribers	226	246	252	12%	2%
Ad-Supported MAUs	361	393	402	11%	2%
FINANCIALS (€M)					
Premium	2,910	3,351	3,516	21%	5%
Ad-Supported	447	456	472	6%	4%
Total Revenue	**3,357**	**3,807**	**3,988**	**19%**	**5%**
Gross Profit	885	1,112	1,240	40%	12%
Gross Margin	**26.4%**	**29.2%**	**31.1%**	--	--
Operating Income	**32**	**266**	**454**	--	--
Operating Margin	1.0%	7.0%	11.4%	--	--
Net Cash Flows From Operating Activities	211	492	715	--	--
Free Cash Flow*	**216**	**490**	**711**	--	--

Spotify

* Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

 * Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  Double digit Y/Y growth in  MAUs and Subscribers  Launched AI DJ to Spanish- speaking music fans in 18 markets  Expanded AI Playlist in Beta to the United States, Canada, Ireland and New Zealand (6 markets in total)  Rolled-out comments for podcasts, bringing interactivity to the industry  In October, expanded music video availability to 85 additional markets (97 markets in total); incorporated over 200,000 audiobook titles into our Premium offering in France, Belgium, the Netherlands and Luxembourg (10 markets in total)  Key Highlights  Strong Revenue growth with  record high profitability  Total Revenue grew 19% Y/Y to €4.0 billion; on a constant currency* basis, Total Revenue grew 21% Y/Y  On a constant currency basis, Premium ARPU grew 11% Y/Y (146 bps of acceleration vs. Q2’24)  Gross Margin finished at a record high of 31.1% (up 473 bps Y/Y)  Operating Income finished at a record high of €454 million (an 11.4% margin), solidly positioning the company to deliver its first full year of Operating Income profitability  Expanded user experiences  and engagement globally  MAUs grew 11% Y/Y to 640 million, reflecting Y/Y and Q/Q growth across all regions  Premium Subscribers grew 12% Y/Y to 252 million, reflecting Y/Y and Q/Q growth across all regions

 Results  Q3 2024 Actuals  Guidance  Total Revenue (€B)  In-Line  €4.0  €4.0  Gross Margin  Above  31.1%  30.2%  Operating Income (€M)*  Above  €454  €405  Key Highlights: Actuals vs. Guidance  Users  Results  Q3 2024 Actuals  Guidance  Monthly Active Users (M)  Above  640  639  Premium Subscribers (M)  Above  252  251  Financials  *Includes €54 million of Social Charge accruals which were €39 million higher than forecast / guidance driven by share price appreciation during the quarter.

 FINANCIAL  SUMMARY

 Financial Summary  * Free Cash Flow and Constant Currency adjusted measures (FXN) are non-IFRS measures. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.  USER, FINANCIAL & LIQUIDITY SUMMARY  Q3 2023  Q4 2023  Q1 2024  Q2 2024  Q3 2024  Y/Y  Y/Y FXN*  USERS (M)  Total Monthly Active Users ("MAUs")  574  602  615  626  640  11%  --  Premium Subscribers  226  236  239  246  252  12%  --  Ad-Supported MAUs  361  379  388  393  402  11%  --  FINANCIALS (€M)  Premium  2,910  3,170  3,247  3,351  3,516  21%  24%  Ad-Supported  447  501  389  456  472  6%  7%  Total Revenue  3,357  3,671  3,636  3,807  3,988  19%  21%  Gross Profit  885  980  1,004  1,112  1,240  40%  43%  Gross Margin  26.4%  26.7%  27.6%  29.2%  31.1%  --  --  Total Operating Expenses  853  1,055  836  846  786  -8%  -6%  Operating (Loss)/Income  32  (75)  168  266  454  --  --  Operating Margin  1.0%  (2.0%)  4.6%  7.0%  11.4%  --  --  FREE CASH FLOW & LIQUIDITY (€M, unless otherwise denoted)  Net Cash Flows From Operating Activities  211  397  211  492  715  --  --  Free Cash Flow*  216  396  207  490  711  --  --  Cash & Cash Equivalents, Restricted Cash & Short Term Investments (€B)  3.8  4.3  4.7  5.4  6.1  --  --

Financial Summary

Revenue

Revenue of €3,988 million grew 19% Y/Y in Q3 (or 21% Y/Y constant currency*), reflecting:

- Premium Revenue growth of 21% Y/Y (or 24% Y/Y constant currency*), driven by subscriber gains and ARPU increases; and
- Ad-Supported Revenue growth of 6% Y/Y (or 7% Y/Y constant currency*)
- Unfavorable currency movements affected Total Revenue Y/Y growth by ~270 bps vs. guidance for ~100 bps

Profitability

Gross Margin was 31.1% in Q3, up 473 bps Y/Y reflecting:

- Premium gains driven by music and audiobooks; and
- Ad-Supported gains driven by music and podcasts
- Other Costs of Revenue favorability benefited both the Premium and Ad-Supported segments

Operating Income was €454 million in Q3 and reflected:

- Lower personnel and related costs and lower marketing spend, partially offset by
- €54 million in Social Charges

At the end of Q3, our workforce consisted of 7,242 full-time employees** globally

Free Cash Flow & Liquidity

Free Cash Flow* was €711 million in Q3. Our liquidity and balance sheet remained strong, with €6.1 billion in cash and cash equivalents, restricted cash and short term investments.

Spotify

* Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.
** Includes employees impacted by workforce reductions that remained on garden leave.

 Revenue  Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information. ARPU means Premium Average Revenue per User.  Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  Improved Premium growth led by ARPU acceleration  Premium Revenue grew 21% Y/Y to €3,516 million (or 24% Y/Y constant currency*), reflecting subscriber growth of 12% Y/Y and a Premium ARPU increase of 9% Y/Y to €4.71 (or up 11% Y/Y constant currency* vs. 10% Y/Y in Q2’24). Excluding the impact of FX, ARPU performance was driven by price increase benefits, partially offset by product/market mix.  Advertising growth in challenging brand environment  Ad-Supported Revenue grew 6% Y/Y (or 7% Y/Y constant currency*), reflecting Y/Y growth across all regions. Music advertising was driven by growth in impressions sold, partially offset by softness in pricing. Podcasting advertising was driven by growth in impressions sold, partially offset by softness in pricing. The Spotify Audience Network saw high single digit Q/Q growth in participating publishers.

 Premium Gross Margin was 33.5% in Q3, up 436 bps Y/Y. The Y/Y trend was driven by favorability in music, audiobooks and Other Cost of Revenue.  Gross Margin  Driven by broad-based favorability across Premium and Ad-Supported segments  Gross Margin finished at 31.1% in Q3, up 473 bps Y/Y. The Y/Y trend was driven by improvements in our Premium and  Ad-Supported segments.  Ad-Supported Gross Margin was 13.1% in Q3, up 486 bps Y/Y. The Y/Y trend was  driven by favorability in music, podcasts and Other Cost of Revenue.

 Operating Expenses declined 8% Y/Y in Q3. Y/Y currency movements contributed ~200 bps of the Operating Expense decline, while Y/Y changes in Social Charge movements elevated Y/Y expense growth by ~800 bps. The remaining 14% Y/Y decline in Operating Expenses reflected a decrease in personnel and related costs and lower marketing spend.  As a reminder, Social Charges are payroll taxes associated with employee salaries and benefits in select countries where we operate. Since a portion of these taxes is tied to the intrinsic value of share-based compensation awards, movements in our stock price can lead to fluctuations in the taxes we accrue. This resulted in Social Charges related to share-based compensation of €54 million in the current period, €53 million of which were in Operating Expenses. Prior year period Operating Expenses included €1 million in Social Charges.  Operating Expenses  Y/Y declines driven by increased focus on efficiency  Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Free Cash Flow  Record performance aids balance sheet strength  Free Cash Flow was €711 million in Q3, a record high as a result of higher Net Income adjusted for non-cash items and favorability in net working capital. Capital expenditures rose $3 million Y/Y to €4 million.  While the magnitude of Free Cash Flow can fluctuate from quarter to quarter based on seasonality and timing, we have averaged €494 million of positive Free Cash Flow on a trailing 12 month basis for the past three years. In Q3, trailing 12 month Free Cash Flow expanded to €1.8 billion. On a cumulative basis, we have generated €3.4 billion of Free Cash Flow since the beginning of 2016, supporting our strong balance sheet and €6.1 billion in cash and cash equivalents, restricted cash and short term investments balance.  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter. Cume represents cumulative performance since the beginning of 2016.

 MAUS  & SUBSCRIBERS

 Total MAUs grew 11% Y/Y to 640 million, up from 626 million last quarter and 1 million above our guidance. Quarterly performance reflected:  Q/Q and Y/Y growth across all regions, led by Rest of World and Latin America  Continued recalibration of our marketing activities  Monthly Active Users (MAUs)

 Our Premium Subscribers grew 12% Y/Y to 252 million, up from 246 million last quarter and 1 million above guidance. Quarterly performance reflected:  Q/Q and Y/Y growth across all regions, with outperformance led by Europe and Latin America  Continued strong promotional campaign performance due to top-of-funnel health  Premium Subscribers

 PRODUCT  & PLATFORM

 Expanding Music Features and Personalization  Launched Music Videos in Beta in 85 new markets (97 markets in total), giving Premium Subscribers across the globe the chance to dive into the visual worlds of top artists.  After launching in select markets last quarter, expanded AI Playlist in Beta to the United States, Canada, Ireland and New Zealand, enabling Premium Subscribers to create playlists by typing in their own prompts.  Expanded AI DJ to Spanish-speaking music fans in 18 markets and expanded Daylist to 14 new languages, opening access to some of our new personalization features to more fans globally.

 Growing User Experiences  Rolled out comments for podcasts, bringing interactivity into the podcast industry, enabling podcast creators to better connect with and grow their audiences.  Launched first-of-its-kind vodcast series “Countdown to” with Jelly Roll and mgk. This series offers fans an intimate,  behind-the-scenes look at upcoming album releases, giving exclusive insights as the countdown to launch approaches.  Celebrated our first anniversary of Audiobooks in Premium and expanded this offering into non-English speaking countries including France, Belgium, the Netherlands, and Luxembourg with access to 200,000+ titles.

 OUTLOOK

 Outlook for Q4’24  The following forward-looking statements reflect Spotify’s expectations for Q4 2024 as of November 12, 2024 and are subject to substantial uncertainty.  Total MAUs  665 million  Implies the addition of approximately 25 million net new MAUs in the quarter  Total Premium Subscribers  260 million  Implies the addition of approximately 8 million net new subscribers in the quarter  Total Revenue  €4.1 billion  Assumes approximately ~350 bps headwind to growth Y/Y due to foreign exchange rate movements; based on currency rates as of the Q3 close  Gross Margin  31.8%  Primarily driven by Y/Y favorability across Premium and Ad-Supported segments  Operating Income  €481 million  Incorporates €16 million in Social Charges based on a Q3 close share price of $368.53

 Webcast Information  We will host a live question and answer session starting at 5:00 p.m. ET today on investors.spotify.com. Daniel Ek, our Founder and CEO, and Christian Luiga, our Chief Financial Officer, will be on hand to answer questions submitted through slido.com using the event code #SpotifyEarningsQ324. Participants also may join using the listen-only conference line by registering through the following site: https://registrations.events/direct/Q4I5705088  We use investors.spotify.com and newsroom.spotify.com websites as well as other social media listed in the “Resources – Social Media” tab of our Investors website to disclose material company information.  Use of Non-IFRS Measures  To supplement our financial information presented in accordance with IFRS, we use the following non-IFRS financial measures: Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, Operating expense excluding foreign exchange effect, and Free Cash Flow. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, and Operating expense excluding foreign exchange effect, are useful to investors because they present measures that facilitate comparison to our historical performance. However, these should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue, Gross Profit, Operating expense, or other financial measures prepared in accordance with IFRS. Management believes that Free Cash Flow is useful to investors because it presents a measure that approximates the amount of cash generated that is available to repay debt obligations, to make investments, and for certain other activities that exclude certain infrequently occurring and/or non-cash items. However, Free Cash Flow should be considered in addition to, not as a substitute for or superior to, net cash flows (used in)/from operating activities or other financial measures prepared in accordance with IFRS. For more information on these non-IFRS financial measures, please see “Reconciliation of IFRS to Non-IFRS Results” section below.  Forward Looking Statements  This shareholder update contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users, retain existing users, and monetize our products and services; competition for users, user listening time, and advertisers; risks associated with our international operations and our ability to manage our growth and the scope and complexity of our business; risks associated with our new products or services and our emphasis on long-term user engagement over short-term results; our ability to predict, recommend, and play content that our users enjoy; our ability to generate profit or positive cash flow on a sustained basis; our ability to convince advertisers of the benefits of our advertising offerings; our ability to forecast or optimize advertising inventory amid evolving industry trends in digital advertising; our ability to generate revenues from podcasts, audiobooks, and other non-music content; potential disputes or liabilities associated with content made available on our premium service and ad-supported service (collectively, the “Service”); risks relating to acquisitions, investments, and divestitures; our dependence upon third-party licenses for most of the content we stream; our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content; our ability to comply with complex license agreements; our ability to accurately estimate royalty payments under our license agreements and relevant statutes; the limitations on our operating flexibility due to financial commitments required under certain of our license agreements; our ability to identify the compositions embodied in sound recordings and ownership thereof in order to obtain licenses or comply with existing license agreements; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to protect our intellectual property; the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control; our ability to maintain the integrity of our technology infrastructure and systems or the security of confidential information; undetected errors, misconfigurations, bugs, or vulnerabilities in our products; interruptions, delays, or discontinuations in service arising from our systems or systems of third parties; changes in laws or regulations affecting us; risks relating to privacy and data security, content moderation, and use of artificial intelligence; our ability to maintain, protect, and enhance our brand; risks associated with increased scrutiny of environmental, social, and governance matters; payment acceptance-related risks; our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees; our ability to access additional capital to support strategic objectives; risks relating to currency exchange rate fluctuations and foreign exchange controls; the impact of economic, social, or political conditions, including inflation, changes in interest rates, geopolitical conflicts in Europe and the Middle East, and related market uncertainty; our ability to accurately estimate user metrics and other estimates; our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service; risks related to our indebtedness, including risks related to our Exchangeable Notes; fluctuation of our operating results and fair market value of ordinary shares; tax-related risks; the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and risks related to our status as a foreign private issuer and a Luxembourg company. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from our estimates and forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on February 8, 2024, as updated by subsequent reports filed with the SEC. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this shareholder update.  Rounding  Certain monetary amounts, percentages, and other figures included in this update have been subject to rounding adjustments. The sum of individual metrics may not always equal total amounts indicated due to rounding.

 FINANCIAL  STATEMENTS

 Trending Charts  MAUs, Ad-Supported Users, Premium Subscribers & Revenue By Segment  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Trending Charts  Gross Profit by Segment, Gross Margin by Segment & Free Cash Flow  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Interim condensed consolidated statement of operations  (Unaudited)  (in € millions, except share and per share data)  Three months ended  September 30, 2024  June 30, 2024  September 30, 2023  Revenue  3,988  3,807  3,357  Cost of revenue  2,748  2,695  2,472  Gross profit  1,240  1,112  885  Research and development  342  379  369  Sales and marketing  332  343  355  General and administrative  112  124  129  786  846  853  Operating income  454  266  32  Finance income  66  76  55  Finance costs  (122)  (72)  (14)  Finance (costs)/income - net  (56)  4  41  Income before tax  398  270  73  Income tax expense/(benefit)  98  (4)  8  Net income attributable to owners of the parent  300  274  65  Earnings per share attributable to owners of the parent  Basic  1.49  1.37  0.33  Diluted 1.45  1.33  0.33  Basic 201,575,568  199,959,172  194,881,723  Weighted-average ordinary shares outstanding  Diluted  207,399,501  206,119,851  198,012,369

 September 30, 2024  December 31, 2023  Assets  Non-current assets  Lease right-of-use assets  235  300  Property and equipment  195  247  Goodwill  1,128  1,137  Intangible assets  58  84  Long term investments  1,604  1,215  Restricted cash and other non-current assets  72  75  Finance lease receivables  64  —  Deferred tax assets  194  28  3,550  3,086  Current assets  Trade and other receivables  749  858  Income tax receivable  27  20  Short term investments  1,392  1,100  Cash and cash equivalents  4,688  3,114  Other current assets  147  168  7,003  5,260  Total assets   10,553  8,346  Equity and liabilities  Equity  Share capital  —  —  Other paid in capital  5,825  5,155  Treasury shares  (262)  (262)  Other reserves  2,481  1,812  Accumulated deficit  (3,411)  (4,182)  Equity attributable to owners of the parent  4,633  2,523  Non-current liabilities  Exchangeable Notes  1,340  1,203  Lease liabilities  446  493  Accrued expenses and other liabilities  5  26  Provisions  3  3  Deferred tax liabilities  20  8   1,814  1,733  Current liabilities  Trade and other payables  1,084  978  Income tax payable  21  12  Deferred revenue  680  622  Accrued expenses and other liabilities  2,275  2,440  Provisions  24  21  Derivative liabilities  22  17  4,106  4,090  Total liabilities  5,920  5,823  Total equity and liabilities   10,553  8,346  Interim condensed consolidated statement of financial position  (Unaudited) (in € millions)

 September 30, 2024  June 30, 2024  September 30, 2023  Operating activities  Net income  300  274  65  Adjustments to reconcile net income to net cash flows  Depreciation of property and equipment  21  21  26  Amortization of intangible assets  9  9  10  Impairment charges on real estate assets  —  14  —  Write-off of content assets  —  —  —  Share-based compensation expense  63  81  85  Finance income  (66)  (76)  (55)  Finance costs  122  72  14  Income tax expense  98  (4)  8  Other  —  (1)  (1)  Changes in working capital:  (Increase)/decrease in trade receivables and other assets  (4)  40  (69)  Increase in trade and other liabilities  86  28  62  Increase in deferred revenue  33  21  56  Increase/(decrease) in provisions  —  4  (2)  Interest paid on lease liabilities  (9)  (9)  (9)  Interest received  77  41  28  Income tax paid  (15)  (23)  (7)  Net cash flows from operating activities  715  492  211  Investing activities  Payment of deferred consideration pertaining to business combinations  —  (3)  —  Purchases of property and equipment  (4)  (2)  (1)  Purchases of short term investments  (1,439)  (1,285)  (406)  Sales and maturities of short term investments  1,364  1,179  201  Dividends recieved  —  18  —  Change in restricted cash  —  —  6  Other  (3)  1  (3)  Net cash flows used in investing activities  (82)  (92)  (203)  Financing activities  Proceeds from exercise of stock options  152  240  32  Payments of lease liabilities  (18)  (24)  (13)  Payments for employee taxes withheld from restricted stock unit releases  (35)  (32)  (20)  Net cash flows from/(used in) financing activities  99  184  (1)  Net increase in cash and cash equivalents  732  584  7  Cash and cash equivalents at beginning of the period  4,054  3,451  2,550  Net foreign exchange (losses)/gains on cash and cash equivalents  (98)  19  58  Cash and cash equivalents at period end   4,688   4,054  2,615  (Unaudited) (in € millions)  Three months ended  Interim condensed consolidated statement of cash flows

 September 30, 2024  June 30, 2024  September 30, 2023  Basic earnings per share  Net income attributable to owners of the parent  300  274  65  Shares used in computation:  Weighted-average ordinary shares outstanding  201,575,568  199,959,172  194,881,723  Basic earnings per share attributable to owners of the parent   1.49   1.37   0.33  Diluted earnings per share  Net income attributable to owners of the parent  300  274  65  Net income used in the computation of diluted earnings per share  300  274  65  Shares used in computation:  Weighted-average ordinary shares outstanding  201,575,568  199,959,172  194,881,723  Stock options  3,989,363  4,216,472  1,191,994  Restricted stock units  1,814,968  1,925,727  1,917,347  Other contingently issuable shares  19,602  18,480  21,305  Diluted weighted-average ordinary shares  207,399,501  206,119,851  198,012,369  Diluted earnings per share attributable to owners of the parent   1.45   1.33  0.33  (Unaudited)  (in € millions, except share and per share data)  Three months ended  Calculation of basic and diluted earnings per share

 Three months ended  September 30, 2024  September 30, 2023  IFRS revenue  3,988  3,357  Foreign exchange effect on 2024 revenue using 2023 rates  (90)  Revenue excluding foreign exchange effect  4,078  IFRS revenue year-over-year change %  19%  Revenue excluding foreign exchange effect year-over-year change %  21%  IFRS Premium revenue  3,516  2,910  Foreign exchange effect on 2024 Premium revenue using 2023 rates  (84)  Premium revenue excluding foreign exchange effect  3,600  IFRS Premium revenue year-over-year change %  21%  Premium revenue excluding foreign exchange effect year-over-year change %  24%  IFRS Ad-Supported revenue  472  447  Foreign exchange effect on 2024 Ad-Supported revenue using 2023 rates  (6)  Ad-Supported revenue excluding foreign exchange effect  478  IFRS Ad-Supported revenue year-over-year change %  6%  Ad-Supported revenue excluding foreign exchange effect year-over-year change %  7%  Revenue on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Reconciliation of IFRS to non-IFRS results

 Operating expenses on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  September 30, 2024 September 30, 2023  IFRS Research and development expenses  342  369  Foreign exchange effect on 2024 expenses using 2023 rates  (6)  Research and development expenses excluding foreign exchange effect  348  IFRS Research and development expenses year over year change %  (7)%  Research and development expenses excluding foreign exchange effect year-over-year change %  (6)%  Reconciliation of IFRS to non-IFRS results  Three months ended  September 30, 2024 September 30, 2023  IFRS Sales and marketing expenses  332  355  Foreign exchange effect on 2024 expenses using 2023 rates  (6)  Sales and marketing expenses excluding foreign exchange effect  338  IFRS Sales and marketing expenses year over year change %  (6)%  Sales and marketing expenses excluding foreign exchange effect year-over-year change %  (5)%  Three months ended  September 30, 2024 September 30, 2023  IFRS General and administrative expenses  112  129  Foreign exchange effect on 2024 expenses using 2023 rates  (1)  General and administrative expenses excluding foreign exchange effect  113  IFRS General and administrative expenses year over year change %  (13)%  General and administrative expenses excluding foreign exchange effect year-over-year change %  (12)%  Three months ended  September 30, 2024 September 30, 2023  IFRS Operating expenses  786  853  Foreign exchange effect on 2024 operating expenses using 2023 rates  (13)  Operating expenses excluding foreign exchange effect  799  IFRS Operating expenses year over year change %  (8)%  Operating expenses excluding foreign exchange effect year-over-year change %  (6)%

Reconciliation of IFRS to non-IFRS results

Free Cash Flow

(Unaudited)
(in € millions)

	Three months ended														
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
Net cash flows from/(used in) operating activities	65	54	123	119	37	39	40	(70)	59	13	211	397	211	492	715
Capital expenditures	(24)	(20)	(25)	(16)	(10)	(5)	(5)	(5)	(2)	(2)	(1)	(1)	(5)	(2)	(4)
Change in restricted cash	—	—	1	—	(5)	3	—	2	—	(2)	6	—	1	—	—
Free Cash Flow	**41**	**34**	**99**	**103**	**22**	**37**	**35**	**(73)**	**57**	**9**	**216**	**396**	**207**	**490**	**711**

Free Cash Flow

(Unaudited)
(in € millions)

	Last twelve months ended											
	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
Net cash flows from operating activities	361	333	318	235	46	68	42	213	680	832	1,311	1,815
Capital expenditures	(85)	(71)	(56)	(36)	(25)	(17)	(14)	(10)	(6)	(9)	(9)	(12)
Change in restricted cash	1	(4)	(1)	(2)	—	5	—	6	4	5	7	1
Free Cash Flow	**277**	**258**	**261**	**197**	**21**	**56**	**28**	**209**	**678**	**828**	**1,309**	**1,804**

Free Cash Flow

(Unaudited)
(in € millions)

	Twelve months ended							
	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023
Net cash flows from operating activities	101	179	344	573	259	361	46	680
Capital expenditures	(27)	(36)	(125)	(135)	(78)	(85)	(25)	(6)
Change in restricted cash	(1)	(34)	(10)	2	2	1	—	4
Free Cash Flow	**73**	**109**	**209**	**440**	**183**	**277**	**21**	**678**

APPENDIX

 Social Charges Sensitivity  Meaningful movements in our stock price can lead to Social Charge variance  Our guidance incorporates the impact of Social Charges, the vast majority of which appear in Operating Expenses. The amount of Social Charges we accrue for and ultimately pay can be volatile, as they are tied to the value of our share price. Since we do not forecast stock price changes in our guidance, meaningful movements in our stock price over the course of a quarter can lead to meaningful changes in Social Charges. As an example, at the Q3 close, our stock price was $368.53. In Q3, a 10% increase or decrease in our stock price compared to the quarter-end price would have an approximate +/- €32M impact on Social Charges.